 Exhibit 99.1

News Release

B2Gold Corp. Reports Positive Third Quarter 2018 Results;

Quarterly Operating Cash Flows Increase by $101 M (240%) to $143 M

on Record Gold Production and Significantly Reduced All-In Sustaining Costs

Vancouver, November 6, 2018 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its operational and financial results for the three and nine months ended September 30, 2018. The Company previously released its gold production and gold revenue results for the third quarter and first nine months of 2018 (see news release dated 10/11/2018). All dollar figures are in United States dollars unless otherwise indicated.

2018 Third Quarter Highlights

•	Record quarterly consolidated gold production of 242,040 ounces, a significant increase of 78% (106,412 ounces) over the same period last year and in-line with budget, due to the continued strong performances of the Fekola Mine in Mali, Masbate Mine in the Philippines and the Otjikoto Mine in Namibia
•	Consolidated gold revenue of $324 million, a significant increase of 110% ($170 million) over the same period last year
•	Consolidated cash operating costs (see “Non-IFRS Measures”) of $504 per ounce, in-line with budget and $59 per ounce (10%) lower than the prior-year quarter
•	Consolidated all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) of $749 per ounce, in-line with budget and significantly lower by $172 per ounce (19%) than the prior-year quarter
•	Consolidated cash flows from operating activities of $143 million ($0.14 per share), significantly increasing by $101 million (240%) from $42 million ($0.04 per share) in the prior-year quarter
•	Net income of $16 million ($0.01 per share) and adjusted net income (see “Non-IFRS Measures”) of $45 million ($0.05 per share)
•	Fekola Mine continued to operate above plan, producing 107,002 ounces of gold in the quarter
•	Masbate Mine’s guidance revised favourably; for full-year 2018, the Masbate Mine is now forecast to produce between 200,000 to 210,000 ounces of gold (original guidance was between 180,000 to 190,000 ounces)
•	Subsequent to the third quarter, the Company repaid in full its $259 million aggregate principal amount of convertible senior subordinated notes which matured on October 1, 2018

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•	In October 2018, subsequent to the third quarter, the Company was granted the mine permit for the Limon Central Pit in Nicaragua and announced positive results from the Expansion Study at El Limon Mine and that a renewed collective agreement had been signed with El Limon labour unions
•	On October 25, 2018, subsequent to the third quarter, the Company announced a substantial increase in the gold mineral resource estimate for the Fekola Mine and positive results from the ongoing Fekola Mill Expansion Study

2018 First Nine Months Highlights

•	Record consolidated year-to-date gold production of 721,817 ounces, 5% (31,888 ounces) above original budget and 85% (332,005 ounces) higher than the first nine months of 2017
•	Record consolidated year-to-date gold revenue of $953 million on record year-to-date sales of 749,102 ounces at an average price of $1,272 per ounce
•	Consolidated cash operating costs of $486 per ounce, well below budget by $51 per ounce (9%) and $99 per ounce (17%) lower than the first nine months of 2017
•	Consolidated AISC of $740 per ounce, well below budget by $97 per ounce (12%) and $187 per ounce (20%) lower than the first nine months of 2017
•	Consolidated cash flows from operating activities of $377 million ($0.38 per share), significantly increasing by $248 million (192%) from $129 million ($0.13 per share) in the first nine months of 2017
•	Net income of $95 million ($0.09 per share) and adjusted net income of $149 million ($0.15 per share)
•	B2Gold is well on target to achieve transformational growth in 2018 and expects to meet the upper end of its revised 2018 gold production guidance range of between 920,000 and 960,000 ounces (original guidance was between 910,000 and 950,000 ounces) and also expects to meet the lower end of its 2018 cost guidance ranges for cash operating costs of between $505 and $550 per ounce and AISC of between $780 and $830 per ounce

2018 Third Quarter and First Nine Months Operational Results

With the new large, low-cost Fekola Mine in Mali in its first full-year of production (after achieving commercial production on November 30, 2017), consolidated gold production in the third quarter of 2018 was a quarterly record of 242,040 ounces, a significant increase of 78% (106,412 ounces) over the same period last year and in-line with budget. In its third full-quarter of commercial operations, the new Fekola Mine continued to operate above plan, producing 107,002 ounces of gold, 2% (1,583 ounces) above original budget. In addition, the Masbate Mine in the Philippines produced 57,542 ounces of gold, the second highest quarterly production ever for the mine, which was 29% (12,845 ounces) above budget and 24% (10,985 ounces) higher than the third quarter of 2017. Based on Masbate’s strong year-to-date performance, Masbate’s 2018 guidance was favourably revised in the third quarter. For full-year 2018, the Masbate Mine is now forecast to produce between 200,000 to 210,000 ounces of gold (original guidance was between 180,000 to 190,000 ounces) at cash operating costs of between $545 to $595 per ounce (original guidance was between $675 to $720 per ounce) and AISC of between $780 to $830 per ounce (original guidance was between $875 to $925 per ounce). The Otjikoto Mine in Namibia also had another solid quarter and exceeded its targeted production level. The strong operational performances by the Fekola, Masbate and Otjikoto mines offset the production shortfalls relating to the Company’s La Libertad and El Limon mines in Nicaragua whose operations continued to be affected by the current national political unrest in that country. In light of La Libertad’s underperformance, for the full-year 2018, La Libertad Mine is now forecast to produce between 90,000 to 95,000 ounces of gold (original guidance was between 115,000 to 120,000 ounces) at cash operating costs of between $855 to $905 per ounce (original guidance was between $745 to $790 per ounce) and AISC of between $1,160 to $1,210 per ounce (original guidance was between $1,050 to $1,100 per ounce).

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Consolidated cash operating costs in the quarter were $504 per ounce, in-line with budget and $59 per ounce (10%) lower than the prior-year quarter. Consolidated AISC were $749 per ounce, also in-line with budget and significantly lower by $172 per ounce (19%) than the prior-year quarter, mainly attributable to the new low-cost production from the Fekola Mine.

Consolidated gold production in the first nine months of 2018 was a year-to-date record of 721,817 ounces, 5% (31,888 ounces) above original budget and 85% (332,005 ounces) higher than the first nine months of 2017.

Year-to-date, consolidated cash operating costs were $486 per ounce, well below budget by $51 per ounce (9%) and $99 per ounce (17%) lower than the comparable period in 2017. Consolidated AISC were $740 per ounce, well below budget by $97 per ounce (12%) and $187 per ounce (20%) lower than the first nine months of 2017.

As outlined above, B2Gold remains well on target to achieve transformational growth in 2018. For full-year 2018, with the planned first full-year of production from the Fekola Mine, consolidated gold production is forecast to be at the upper end of the Company’s guidance range of between 920,000 and 960,000 ounces. This represents an increase in annual consolidated gold production of approximately 300,000 ounces in 2018 from 2017. The Company also expects to meet the lower end of its 2018 cost guidance ranges for cash operating costs of between $505 and $550 per ounce and AISC of between $780 and $830 per ounce.

With the Fekola Mine in production, the resulting increase in gold production levels combined with low costs have dramatically increased B2Gold’s production, revenues, cash from operations and free cash flows with ongoing benefits expected to continue for many years, based on current assumptions. If a gold price assumption of $1,200 per ounce is used for the balance of 2018, the Company expects to generate cash flow from operations of approximately $450 million for the year.

2018 Third Quarter and First Nine Months Financial Results

Consolidated gold revenue in the third quarter of 2018 was $324 million on record quarterly sales of 268,527 ounces at an average price of $1,206 per ounce compared to $154 million on sales of 121,597 ounces at an average price of $1,267 per ounce in the third quarter of 2017. This significant increase in revenue of 110% ($170 million) was mainly attributable to the higher gold production and timing of gold sales, relating to the sale of opening gold bullion and in-circuit inventories at the beginning of the quarter.

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Consolidated cash flows from operating activities in the third quarter of 2018 increased by $101 million (240%) to $143 million ($0.14 per share) from $42 million ($0.04 per share) in the prior-year quarter, reflecting the strong increase in revenue (as discussed above) combined with lower per ounce production costs.

For the third quarter of 2018, the Company generated net income of $16 million ($0.01 per share) compared to a net income of $12 million ($0.01 per share) in the third quarter of 2017. Adjusted net income for the third quarter of 2018 was $45 million ($0.05 per share) compared to adjusted net income of $14 million ($0.01 per share) in the third quarter of 2017.

For the first nine months of 2018, consolidated gold revenue was a year-to-date record of $953 million on record year-to-date sales of 749,102 ounces at an average price of $1,272 per ounce compared to $465 million on sales of 373,271 ounces at an average price of $1,245 per ounce in the first nine months of 2017. This significant increase in revenue of 105% ($488 million) was mainly attributable to the higher gold production and timing of gold sales, relating to the sale of opening gold bullion and in-circuit inventories at the beginning of the year.

Year-to-date, consolidated cash flows from operating activities significantly increased by $248 million (192%) to $377 million ($0.38 per share) from $129 million ($0.13 per share) in the first nine months of 2017.

For the first nine months of 2018, the Company generated net income of $95 million ($0.09 per share) compared to a net income of $27 million ($0.03 per share) in the first nine months of 2017. Adjusted net income for the nine months ended September 30, 2018 was $149 million ($0.15 per share) compared to adjusted net income of $46 million ($0.05 per share) in the comparable period of 2017.

Liquidity and Capital Resources

At September 30, 2018, the Company had cash and cash equivalents of $355 million compared to cash and cash equivalents of $147 million at December 31, 2017. Working capital at September 30, 2018 was $132 million compared to a working capital deficit of $99 million at December 31, 2017. In anticipation of repayment of the Company's convertible senior subordinated notes (the "Notes") on October 1, 2018, the Company made a drawdown of $200 million on its revolving credit facility (“RCF”) which was included in working capital at September 30, 2018. Subsequent to September 30, 2018, the Company repaid in full its $259 million aggregate principal amount of Notes (plus accrued interest) which matured on October 1, 2018. The repayment of all outstanding principal and accrued interest under the Notes amounted to approximately $263 million. The working capital deficit at December 31, 2017 resulted from the classification of the Company's convertible senior subordinated notes to current liabilities since they were due on October 1, 2018. Repayment of the Notes reflects the ongoing second phase of B2Gold’s strategy to fund construction of the Fekola Mine in Mali without using equity financing. The Company funded construction of Fekola using a combination of operating cashflows from existing mines, debt facilities and prepaid gold contract sales. Following the successful achievement of commercial production at the Fekola Mine in late 2017, the Company has been reducing its total debt outstanding throughout the course of 2018. The Company started 2018 with total debt outstanding of approximately $700 million (comprised of the drawn portion of the RCF, convertible notes and equipment loans and leases). The Company expects to have reduced its total debt outstanding to approximately $500 million by December 31, 2018, a reduction of $200 million for the year.

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At September 30, 2018, the Company had drawn $400 million under the $500 million RCF, leaving an undrawn and available balance under the existing facility of $100 million.

Operations

Mine-by-mine gold production in the third quarter and first nine months of 2018 was as follows:

Mine	Q3 2018 Gold Production (ounces) (1)	YTD 2018 Gold Production (ounces) (1)	Revised Annual Guidance Gold Production (ounces) (1)	Original Annual Guidance Gold Production (ounces) (1)
Fekola	107,002	333,788	420,000 - 430,000	400,000 - 410,000
Masbate	57,542	164,943	200,000 - 210,000	180,000 - 190,000
Otjikoto	42,403	122,580	160,000 - 170,000	160,000 - 170,000
La Libertad	21,995	62,770	90,000 - 95,000	115,000 - 120,000
El Limon	13,098	37,736	50,000 - 55,000	55,000 - 60,000

B2Gold Consolidated	242,040	721,817	920,000 - 960,000	910,000 - 950,000

(1)	B2Gold’s Q3 2018 and year-to-date 2018 production results and its revised 2018 annual production guidance reflect the total production at the mines B2Gold operates.

Mine-by-mine cash operating costs and AISC per ounce in the third quarter and first nine months of 2018 were as follows:

Mine	Q3 2018 Cash Operating Costs ($ per ounce) (2)	YTD 2018 Cash Operating Costs ($ per ounce) (2)	Revised Annual Guidance Cash Operating Costs ($ per ounce) (2)	Original Annual Guidance Cash Operating Costs ($ per ounce) (2)
Fekola	$383	$321	$345 - $390	$345 - $390
Masbate	$528	$534	$545 - $595	$675 - $720
Otjikoto	$470	$514	$480 - $525	$480 - $525
La Libertad	$871	$919	$855 - $905	$745 - $790
El Limon	$875	$928	$850 - $900	$700 - $750

B2Gold Consolidated	$504	$486	$505 - $550	$505 - $550

(2)	B2Gold’s Q3 2018 and year-to-date 2018 cash operating costs and its revised 2018 annual cost guidance for cash operating costs are based on the total production at the mines B2Gold operates.

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Mine	Q3 2018 AISC ($ per ounce) (3)	YTD 2018 AISC ($ per ounce) (3)	Revised Annual Guidance AISC ($ per ounce) (3)	Original Annual Guidance AISC ($ per ounce) (3)
Fekola	$607	$511	$575 - $625	$575 - $625
Masbate	$675	$717	$780 - $830	$875 - $925
Otjikoto	$662	$747	$700 - $750	$700 - $750
La Libertad	$1,036	$1,183	$1,160 - $1,210	$1,050 - $1,100
El Limon	$1,315	$1,500	$1,385 - $1,435	$1,135 - $1,185

B2Gold Consolidated	$749	$740	$780 - $830	$780 - $830

(3)	B2Gold’s Q3 2018 and year-to-date 2018 AISC and its revised 2018 annual cost guidance for AISC are based on the total production at the mines B2Gold operates.

Fekola Gold Mine - Mali

The Fekola Mine in Mali continued to outperform budget in its third full-quarter of commercial operations (after achieving commercial production on November 30, 2017), running above plan on mill throughput and recoveries. This resulted in the Fekola Mine producing 107,002 ounces of gold in the third quarter of 2018, 2% (1,583 ounces) above original budget. Mill throughput and recoveries were 1,403,992 tonnes (compared to budget of 1,278,473 tonnes) and 94.7% (compared to budget of 92.7%), respectively. It is expected that the recoveries will continue to be within the range of design (92.7%) and observed (95%) recoveries. The average grade processed was 2.50 grams per tonne (“g/t”), below budget of 2.77 g/t as the additional tonnage processed consisted of medium and low-grade ore. The block model continues to perform as expected compared to actual mined grade and tonnage.

Fekola’s third quarter cash operating costs were $383 per ounce, above budget by $34 per ounce (10%) but remained well below budget year-to-date. This third quarter variance was mainly attributable to higher fuel costs and slightly higher than budgeted processing throughput. Diesel prices were 18% higher than budget and fuel oil prices were 13% above budget, increasing cash operating costs by approximately $15 per ounce. On the processing side, the Fekola Mine is now running consistently at an annualized throughput of over 5.5 million tonnes per annum ("Mtpa"), 10% higher than name plate and budget. A decision was made to feed this additional throughput using medium and low-grade ore stockpiles which had two benefits. Firstly, it allowed Fekola to increase its overall production levels (without utilizing high-grade stockpiles which are scheduled for processing in 2019). Secondly, it allowed the Company to complete a limited medium and low-grade ore campaign to confirm that the Fekola mill recoveries continue to remain above design predictions over a broad range of ore types. Overall, the additional processed tonnage during the third quarter increased cash operating costs by approximately $10 per ounce. Slightly higher than budgeted processing costs per ounce were partially offset by lower than budgeted mining costs, resulting in part from mining in a zone consisting of near surface weathered rock in phase 4 of the Fekola Pit, therefore lowering the operational and maintenance costs of the mining equipment. Fekola’s AISC for the quarter were $607 per ounce, above budget by $42 per ounce (7%), mainly reflecting the higher than budgeted cash operating costs, but also remained well below budget year-to-date. Included in Fekola’s AISC were the Company’s gains on fuel derivatives of $9 per ounce which partially offset the higher than budgeted cash operating costs.

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Year-to-date, the Fekola Mine produced 333,788 ounces of gold, above original budget by 8% (24,036 ounces). To-date (since the commencement of ore processing began in September 2017 to September 30, 2018), gold production from the Fekola Mine totaled 445,238 ounces (including 79,243 ounces of pre-commercial production).

Fekola’s per ounce cash costs remained well below budget in the first nine months of the year with cash operating costs of $321 per ounce, $38 per ounce (11%) below budget, and AISC of $511 per ounce, $79 per ounce (13%) below budget. Cost savings were largely driven by lower than budgeted mining costs and higher than budgeted gold production, partially offset by higher fuel costs.

Capital expenditures in the third quarter of 2018 totaled $17 million, mainly consisting of $5 million for pre-stripping, $5 million for mobile equipment purchases and rebuilds and $3 million for Fadougou Village relocation costs. Year-to-date, capital expenditures totaled $54 million, mainly consisting of $14 million for pre-stripping, $12 million in construction carryover for the completion of the powerhouse and other projects, $8 million for Fadougou Village relocation costs, $6 million for the construction of stages 2 and 3 of the tailings storage facility and $8 million for mobile equipment purchases and rebuilds.

For full-year 2018, Fekola’s gold production continues to outperform and is on track to be at or above its revised production guidance range of between 420,000 to 430,000 ounces of gold (original guidance was 400,000 to 410,000 ounces). Fekola’s cash operating costs are expected to be at the low end of its guidance range of between $345 and $390 per ounce and AISC are expected to be at or below the low-end of its guidance range of between $575 and $625 per ounce.

On August 8, 2018, the Company was informed that the Malian Council of Ministers approved the participation of the State in Fekola SA for a total of 20% (being the 10% free carried interest plus the additional 10% interest), through an ordinance and a decree of the Council of Ministers, signed by the President. Now that the State of Mali’s interest in Fekola SA has been formally authorized by the Malian authorities, the Company has transferred ownership of 20% of Fekola SA to the State of Mali.

Masbate Gold Mine - Philippines

The Masbate Mine in the Philippines also continued its very strong operational performance through the third quarter of 2018, producing 57,542 ounces of gold (the second highest quarterly production ever for the mine), 29% (12,845 ounces) above budget and 24% (10,985 ounces) higher than the third quarter of 2017. Gold production was significantly higher than forecast as mill throughput, recoveries and grade all exceeded budget. This resulted mainly from higher than expected oxide ore tonnage and grade from the Colorado Pit. Oxide ore represented 49% of the processed tonnage for the quarter versus budget of 29%. The Colorado Pit was completely mined out on August 19 (2 months earlier than budgeted, as mining from the Colorado Pit had been accelerated to complete mining prior to the rainy season). However, Masbate maintains an ore feed stockpile from the Colorado Pit that will be used to blend with the material from the Main Vein and Montana South Pits through the end of 2018. The Masbate Mine also continued its outstanding safety performance, achieving almost three years (1,083 days) without a Lost-Time-Injury by quarter-end.

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For the third quarter 2018, mill throughput and recoveries were 1,762,124 tonnes (compared to budget of 1,684,233 tonnes and 1,704,723 tonnes in the third quarter of 2017) and 73.0% (compared to budget of 64.8% and 77.4% in the third quarter of 2017), respectively. The average grade processed was 1.39 g/t compared to budget of 1.28 g/t and 1.10 g/t in the third quarter of 2017.

Masbate’s third quarter cash operating costs were $528 per ounce, significantly below budget by $179 per ounce (25%) and $13 per ounce (2%) lower than the prior-year quarter. Cash operating costs were below budget mainly due to the higher than expected production. Masbate’s AISC for the quarter were $675 per ounce, significantly below budget by $232 per ounce (26%) and were also $42 per ounce (6%) lower compared to the third quarter of 2017.

Year-to-date, gold production at the Masbate Mine was 164,943 ounces of gold, significantly above budget by 22% (29,639 ounces) and 11% (15,894 ounces) higher than the first nine months of 2017.

Masbate’s cash costs remained significantly below budget in the first nine months of the year with cash operating costs of $534 per ounce (year-to-date 2017 - $527 per ounce), $176 per ounce (25%) below budget, and AISC of $717 per ounce (year-to-date 2017 - $800 per ounce), $213 per ounce (23%) below budget.

Capital expenditures in the third quarter of 2018 totaled $12 million, mainly including Masbate processing plant upgrade costs of $6 million, mobile equipment purchases and rebuilds of $1 million, and pre-stripping costs of $1 million. For the first nine months of 2018, capital expenditures totaled $33 million, mainly including Masbate processing plant upgrade costs of $13 million, mobile equipment acquisition costs and rebuilds of $5 million, pre-stripping costs of $4 million and $2 million for the tailings storage facility.

Based on Masbate’s strong year-to-date performance, Masbate’s 2018 guidance was favourably revised in the third quarter. For full-year 2018, the Masbate Mine is now forecast to produce between 200,000 to 210,000 ounces of gold (original guidance was between 180,000 to 190,000 ounces) at cash operating costs of between $545 to $595 per ounce (original guidance was between $675 to $720 per ounce) and AISC of between $780 to $830 per ounce (original guidance was between $875 to $925 per ounce).

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Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia also delivered another quarter of solid production, producing 42,403 ounces of gold in the third quarter of 2018. This exceeded budget by 4% (1,568 ounces), mainly due to higher-than-expected mill throughput (870,125 tonnes compared to budget of 831,781 tonnes and 873,516 tonnes in the third quarter of 2017). Mill recoveries also remained high and averaged 98.7%, exceeding both budget of 98.0% and 98.5% in the third quarter of 2017. Compared to the prior-year quarter, gold production was lower by 23% (12,748 ounces), as planned, due to a negligible amount of Wolfshag ore being mined in 2018 while Phase 2 of the Wolfshag Pit is being developed. Higher grade ore production is planned to resume from the Wolfshag Pit in late 2019. As a result, the average grade processed in the quarter was 1.54 g/t, compared to budget of 1.52 g/t and 1.99 g/t in the third quarter of 2017.

For third quarter 2018, Otjikoto’s cash operating costs were $470 per ounce (Q3 2017 - $447 per ounce), $14 per ounce (3%) below budget, mainly the result of higher than budgeted production. Otjikoto’s AISC were $662 per ounce, well below budget by $53 per ounce (7%) and $147 per ounce (18%) lower than the prior-year quarter. Otjikoto’s AISC were below budget mainly due to higher than budgeted production and lower general and administrative costs and were lower than the prior-year quarter due to lower capital expenditures for mobile equipment purchases.

Year-to-date, gold production at the Otjikoto Mine was 122,580 ounces of gold (year-to-date 2017 – 139,088 ounces), above budget by 3% (4,027 ounces).

For the first nine months of 2018, Otjikoto’s cash operating costs were $514 per ounce (year-to-date 2017 - $459 per ounce), $19 per ounce (4%) below budget and AISC were $747 per ounce (year-to-date 2017 - $756 per ounce), $15 per ounce (2%) below budget.

Capital expenditures in the third quarter of 2018 totaled $12 million, mainly consisting of $6 million for pre-stripping, $3 million for new equipment and $1 million in mobile equipment rebuilds. Capital expenditures for the nine months ended September 30, 2018 totaled $41 million, mainly consisting of $21 million for pre-stripping, $10 million in mobile equipment rebuilds and $4 million for the new solar power plant.

For full-year 2018, the Otjikoto Mine is expected to produce between 160,000 and 170,000 ounces of gold, primarily from the Otjikoto Pit, at cash operating costs of between $480 and $525 per ounce and AISC of between $700 and $750 per ounce.

La Libertad Gold Mine - Nicaragua

In the third quarter of 2018, La Libertad Mine in Nicaragua produced 21,995 ounces of gold, 39% (14,207 ounces) below original budget. As a result of the onset of national political unrest in Nicaragua, development of the Jabali Antenna Underground project was temporarily suspended, resulting in flooding of the underground workings. The Underground mine dewatering was completed in mid-August and ramp development has recommenced. Production from the underground operation is now anticipated to commence by late-fourth quarter 2018. In addition, the mine permit for the new Jabali Antenna Pit continues to be delayed although progress has been made. The Company now anticipates receiving the permit in time to start production from the pit in the third quarter of 2019. Despite the impacts of the political unrest, the Company continues to receive mining permits. Mine permits are now in place for all other open pit and underground operations. The Company received the San Juan mining permit in September 2017 and the San Diego mining permit in February 2018. As a result, mining has now commenced in both pits. The planned mill feed for the quarter of higher grade open-pit and underground ore was replaced with lower-grade spent ore. The resulting head grade for the quarter was 1.29 g/t versus a budget of 2.07 g/t. The mill continued to operate well with processing throughput at 559,616 tonnes (versus budget of 581,075 tonnes) and recovery at 95.5% (versus budget of 94.0%).

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La Libertad Mine’s third quarter cash operating costs were $871 per ounce and AISC were $1,036 per ounce, both significantly above budget, reflecting the impact of the lower than budgeted production.

Year-to-date, La Libertad Mine produced 62,770 ounces of gold, 24% (19,632 ounces) below original budget. Prior to the recent disruption, gold production and overall operations were improving at La Libertad, as expected, and generally on budget through the end of May 2018.

For the first nine months of 2018, La Libertad’s cash operating costs were $919 per ounce, $95 per ounce (12%) above budget, and AISC were $1,183 per ounce, $30 per ounce (2%) below budget. The lower than budgeted AISC mainly resulted from lower than budgeted pre-stripping costs for the San Juan Pit and capital costs for Jabali Antenna.

Total capital expenditures in the third quarter of 2018 were $3 million, mainly consisting of underground development costs of $1 million and mobile equipment costs of $1 million. For the nine months ended September 30, 2018, capital expenditures totaled $13 million, mainly consisting of $5 million of pre-stripping and $5 million for underground development.

In light of the underperformance discussed above, for the full-year 2018, La Libertad Mine is now forecast to produce between 90,000 to 95,000 ounces of gold (original guidance was between 115,000 to 120,000 ounces) at cash operating costs of between $855 to $905 per ounce (original guidance was between $745 to $790 per ounce) and AISC of between $1,160 to $1,210 per ounce (original guidance was between $1,050 to $1,100 per ounce).

El Limon Gold Mine - Nicaragua

In the third quarter of 2018, El Limon Mine in Nicaragua produced 13,098 ounces of gold, 16% (2,461 ounces) below original budget. Gold production at El Limon also continued to be affected by the national political unrest, resulting in delays for the required permits for explosives and other shipments. However, by September, mining and processing production had returned to planned levels.

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El Limon’s third quarter cash operating costs were $875 per ounce and AISC were $1,315 per ounce, both significantly above budget, reflecting the impact of the lower than budgeted production.

Year-to-date, El Limon Mine produced 37,736 ounces of gold, 14% (6,182 ounces) below original budget. In addition to the disruption discussed above, during the month of June, El Limon’s gold production was impacted by illegal road blockades. The blockades were related to local employment issues for the community and were resolved through dialogue with a newly developed community stakeholder committee to ensure local concerns were addressed.

For the first nine months of 2018, El Limon’s cash operating costs were $928 per ounce and AISC were $1,500 per ounce, both significantly above budget, reflecting the impact of the lower than budgeted production. El Limon’s per ounce cash costs are expected to move closer to budget in the final quarter of the year as production normalizes.

Total capital expenditures in the third quarter of 2018 were $4 million, mainly consisting of underground development costs for Santa Pancha of $1 million and mobile equipment purchases of $1 million. For the nine months ended September 30, 2018, capital expenditures were $17 million, mainly consisting of $6 million of underground development costs for Santa Pancha, $3 million for the tailing storage facility and $2 million for mobile equipment purchases.

For full-year 2018, El Limon’s gold production is expected to be at the lower end of its revised production guidance range of between 50,000 to 55,000 ounces of gold (original guidance was between 55,000 to 60,000 ounces). However, the Company now expects El Limon’s cash operating costs to be between $850 to $900 per ounce (original guidance was between $700 to $750 per ounce) and AISC to be between $1,385 to $1,435 per ounce (original guidance was between $1,135 to $1,185 per ounce).

Exploration and Development

Fekola Gold Mine - Mali

In October 2018, B2Gold announced (see news release dated 10/25/2018) a substantial increase in the Mineral Resource estimate for the Fekola Mine and positive results from the ongoing Fekola mill expansion study. The new increased Mineral Resource and the positive results, to date, from the Fekola mill expansion study indicate the potential to increase mill throughput tonnage and increase annual gold production from Fekola with moderate capital expenditure. Based on approximately 192,000 metres of exploration drilling in 928 drill holes (including 70,877 metres in 294 holes drilled by B2Gold since June 2014), B2Gold reported an updated Indicated Mineral Resource estimate of 92,810,000 tonnes at 1.92 g/t gold, for a total of 5,730,000 ounces of gold, and an Inferred Mineral Resource estimate of 26,500,000 tonnes at 1.61 g/t gold, for a total of 1,370,000 ounces of gold, for the Fekola Mine. Mineral Resources were reported within a pit shell using a $1,400/ounce gold price and above a cutoff of 0.6 g/t gold. Probable Reserves at the start of production at Fekola were 49.2 million tonnes at 2.35 g/t gold containing 3.7 million ounces. These initial reserves (less material mined to December 31, 2017) are contained within the updated resource. In addition, pit shells were run using a gold price of $1,250/ounce and demonstrate Fekola’s resiliency to lower gold prices. The Indicated Mineral Resource contains 90,670,000 tonnes at 1.94 g/t gold for a total of 5,667,000 ounces of gold, and Inferred Mineral Resources of 16,620,000 tonnes at 1.58 g/t gold containing 844,000 ounces of gold.

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The new Mineral Resource is contiguous to the north of the current Fekola reserve pit boundary and extends the resource pit boundary 1.2 km to the north. Exploration drill results further north of the new resource pit boundary demonstrate that gold mineralization continues to the north, and remains open, indicating the potential to further expand Mineral Resources with additional drilling.

The B2Gold operations team is currently designing a new mine plan based on the new Fekola Mineral Resource estimate, to establish new Probable Mineral Reserves. In conjunction, an engineering study is underway to evaluate the Fekola mill expansion potential along with the evaluation of larger mining fleet options. Current mill production rates have been averaging approximately 5.5 Mtpa during 2018. The expansion study is focused on expanding mill throughput to 7.5 Mtpa. The economics of this case will be compared to a baseline throughput of 5.5 Mtpa to 6.0 Mtpa. Given the capacity of the Fekola primary crusher, SAG mill and ball mill, and engineering work to date, the 7.5 Mtpa throughput can be achieved with an upgrade of the existing ball mill circuit. Additional process equipment upgrades will be required, which are being determined in the expansion study along with capital and operating cost estimates. The study is expected to be completed by year-end 2018 and the results will feed into the overall mine/mill expansion evaluation to optimize the economics of the significantly larger, new Fekola Mineral Resource. A technical report will be written once the expansion study is completed.

El Limon Gold Mine - Nicaragua

In February 2018, the Company announced a positive initial open-pit Inferred Mineral Resource at the newly discovered El Limon Central zone at El Limon property in Nicaragua of 5,130,000 tonnes at a grade of 4.92 g/t of gold containing 812,000 ounces of gold (see news release dated 02/23/2018). This resource has provided the open-pit resources for the expansion study. Total Inferred Mineral Resources from underground and open-pit sources included in this study consist of approximately 6.0 million tonnes at a grade of 4.3 g/t, containing approximately 829,000 ounces. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In October 2018, the Company announced (see news release dated 10/22/2018) positive results of an expansion study for El Limon Mine and that the Company had signed a renewed two-year Collective Agreement with the labour unions. The expansion study was conducted as a preliminary economic assessment to evaluate the life-of-mine ("LoM") options for combining the remaining underground Inferred Mineral Resources with the new El Limon Central zone open-pit Inferred Mineral Resource. The results of this study recommend the expansion of the existing plant from 485,000 tonnes per annum ("tpa") to 600,000 tpa and addition of a third stage of milling to achieve a fine grind. The result would be a much longer mine life with significantly higher gold production and lower cash operating costs and AISC. The third stage of milling also allows for the reprocessing of old tailings at the end of the mine life.

12

Positive drilling results continue to expand El Limon Central zone to the north, indicating the potential to expand the Mineral Resources. The zone is also open to depth, indicating the potential to produce ore from underground in El Limon Central area once open-pit mining is completed.

B2Gold’s technical team is currently updating El Limon Inferred Mineral Resource to include recent additional drilling results and conducting mine optimization studies with a view to potentially improve the positive economics for El Limon expansion. These studies are expected to be completed in the first quarter of 2019.

Outlook and Strategy

B2Gold enjoyed a record first nine months of 2018, with record gold revenue, gold sales and gold production resulting from the first three full quarters of commercial production from its newest mine, the Fekola Mine. 2018 has been another transformative, record-setting year of low-cost gold production for B2Gold. With the Company’s dramatic increase in gold production and cash from operations in 2018 and commitment to the pursuit of continued growth through the exploration and development of the Company's existing pipeline of assets, B2Gold remains well on target to continue its transformational growth in 2018, including consolidated gold production of between 920,000 and 960,000 ounces. This represents an increase in annual consolidated gold production of approximately 300,000 ounces (49%) in 2018 from 2017.

The Fekola Mine success is the latest in a series of accretive acquisitions, construction and exploration successes that have resulted in a steady rise in profitable production over the last 11 years, from 2007, when B2Gold was created as a junior exploration company with no gold production, to the projected revised 2018 production range of between 920,000 and 960,000 ounces of gold from the Company’s five gold mines in four countries. In 2016, the Company made a strategic decision to fund the construction of the Fekola Mine without using equity to fund part of the construction cost. Construction and pre-development of the Fekola Mine were funded using a combination of operating cash flows from the Company's existing mines, prepaid gold sales and available debt facility capacity including the Company's RCF and Fekola equipment financing loans. With the successful and earlier than anticipated ramp up of the Fekola Mine in 2017, the Company is significantly reducing its overall consolidated debt levels including the repayment of the Company's $259 million convertible notes which occurred on October 1, 2018.

The Company's dramatic growth has been driven by a number of key factors. Amongst them are: the Company’s disciplined approach to acquisitions, based on detailed due diligence by B2Gold’s experienced, technical, legal and financial teams; the Company’s demonstrated track record of success in operating in numerous countries worldwide, the outstanding performance of our in-house construction team; B2Gold’s highly-experienced exploration team that has realized significant exploration success at the Company’s properties; and our dedicated country and mine management teams and employees, who are supported and empowered by our corporate executive and management teams.

13

In October 2018, the Company made a major announcement of a substantial increase in the Mineral Resource estimate for the Fekola Mine and with positive results from the ongoing Fekola mill expansion study to date, there is potential to increase the Fekola Mine life while at the same time increasing the Fekola mill throughput tonnage and increase annual gold production from Fekola with moderate capital expenditure. In addition, the Fekola North Extension remains open to the north.

For the remainder of 2018, exploration drilling will continue to the immediate north and west of Fekola, and at the Anaconda zones approximately 20 km from Fekola. In 2019, the Company plans to continue its successful drilling to convert Fekola’s Inferred Resources to Reserves, further explore through drilling the potential to the north and west of Fekola, and continue drilling at and beneath the Anaconda saprolite zone.

Looking forward, B2Gold plans to: continue to optimize production from its gold mines; strive to maintain its outstanding health and safety records; continue its commitment to Corporate Social Responsibility; remain in a strong financial position while reducing debt levels; and pursue further organic growth through the exploration and development of our impressive pipeline of existing properties and new exploration initiatives.

Finally, B2Gold will continue to acquire exploration opportunities directly and consider potential growth through joint-ventures with high-quality exploration projects.

Qualified Persons

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this news release.

Dale Craig, Vice President of Operations at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding engineering matters related to El Limon development contained in this news release.

John Rajala, Vice President of Metallurgy at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding engineering matters related to Fekola expansion studies.

Third Quarter and First Nine Months of 2018 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Wednesday, November 7, 2018, at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at +1 647-788-4919 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking http://www.investorcalendar.com/event/38074. A playback version of the call will be available for two weeks after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 3855279).

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On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

Cautionary Statement

The reader is advised that the results summarized in El Limon expansion study news release are intended to provide only an initial, high-level review of the project potential and expansion options. The initial mine plans and economic models include numerous assumptions and the use of Inferred Mineral Resources. El Limon expansion study is preliminary in nature, and it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no guarantee that Inferred Mineral Resources can be converted to Indicated or Measured Mineral Resources and, consequently, there is no guarantee the production estimates or project economics described herein will be achieved.

Forward-looking Statement

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect the total production at the mines B2Gold operates on a 100% basis. Please see in conjunction our Annual Information Form, dated March 23, 2018, and our Management Discussion and Analysis dated the date hereof for a discussion of our ownership interest in the mines B2Gold operates.

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This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and AISC, and budgets; statements regarding future or estimated mine life, metal price assumptions, ore grades and sources, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold expecting to meet the upper end of its revised gold production guidance range for the full-year 2018; the ongoing benefits of the Fekola Mine being in production and the resulting increase in gold production levels combined with low costs being expected to continue for many years, based on current assumptions; B2Gold expecting to have an average cash flow from operations of approximately $0.4 billion per annum over the next three years, if a gold price assumption of $1,200 per ounce is used; B2Gold expecting to have reduced its total debt outstanding to approximately $500 million by December 31, 2018, and such being a reduction of $200 million for the year; the engineering study to evaluate the Fekola mill expansion potential along with the evaluation of larger mining fleet options being completed by year-end 2018, the results thereof being fed into an overall mine/mill expansion evaluation to optimize the economics of the significantly larger, new Fekola Mineral Resource, and a technical report being written once the expansion study is completed; additional process equipment upgrades being required at the Fekola Mine mill, and such being determined in the expansion study along with capital and operating cost estimates; higher grade ore production being planned to resume from the Wolfshag Pit in late 2019; production from the underground operation at Jabali Antenna Underground project being anticipated to commence by mid-fourth quarter 2018; El Limon's gold production being expected to meet its revised production guidance range for the full-year 2018; the results of El Limon Mine plant expansion study as described under the heading "El Limon Gold Mine - Nicaragua" on pages 11 to 12 above; El Limon mine optimization studies being expected to be completed in the first quarter of 2019; B2Gold planning, for the remainder of 2018 and beyond, to: continue to optimize production from its gold mines; strive to maintain its outstanding health and safety records; continue its commitment to Corporate Social Responsibility; remain in a strong financial position while reducing debt levels; and pursue further organic growth through the exploration and development of our impressive pipeline of existing properties and new exploration initiatives; brownfields exploration making up approximately 80% of B2Gold's exploration budget, and such focusing on drilling campaigns on existing projects; B2Gold's exploration teams continuing drilling to infill and determine the ultimate size of its significant exploration targets at the Toega Project in Burkina Faso; and B2Gold continuing to acquire and explore grass roots exploration opportunities directly and considering potential growth through joint-ventures and investments in junior companies with high-quality exploration projects. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua; environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

16

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs”, “all-in sustaining costs” (or “AISC”), and “adjusted net income”. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s Management Discussion and Analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain measures and a reconciliation of certain measures to IFRS terms.

17

Cautionary Note to United States Investors

The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources," “indicated mineral resources” or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a "mineral resource," “indicated mineral resource” or "inferred mineral resource" will ever be converted into a "reserve." In addition, this news release uses the terms "reserves" and “probable mineral reserves” which are reported by the Company under Canadian standards and may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

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B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30

(Expressed in thousands of United States dollars, except per share amounts)

(Unaudited)

	For the three months ended Sept. 30, 2018	For the three months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2017

Gold revenue	$323,855	$154,109	$952,949	$464,687

Cost of sales
Production costs	(133,169)	(72,777)	(363,407)	(220,622)
Depreciation and depletion	(82,117)	(37,551)	(231,838)	(118,946)
Royalties and production taxes	(20,252)	(6,539)	(60,042)	(17,954)
Total cost of sales	(235,538)	(116,867)	(655,287)	(357,522)

Gross profit	88,317	37,242	297,662	107,165

General and administrative	(12,418)	(8,485)	(35,178)	(25,229)
Share-based payments	(9,422)	(3,938)	(16,382)	(13,252)
Impairment of long-lived assets, net	(2,960)	—	(21,146)	—
Gain on sale of Lynn Lake royalty	—	—	—	6,593
Write-down of mineral property interests	(499)	(2,046)	(499)	(3,485)
Provision for non-recoverable input taxes	1,558	208	(334)	(1,340)
Foreign exchange gains (losses)	2,703	(1,472)	4,251	(2,880)
Other	305	(259)	(2,206)	(1,543)
Operating income	67,584	21,250	226,168	66,029

Unrealized (loss) gain on fair value of convertible notes	(1,441)	8,046	10,651	(3,932)
Community relations	(1,912)	(1,658)	(4,317)	(4,329)
Interest and financing expense	(7,585)	(2,140)	(24,375)	(7,411)
Realized gains (losses) on derivative instruments	1,732	(1,344)	3,851	(2,684)
Unrealized gains (losses) on derivative instruments	2,269	2,454	8,269	(16)
Write-down of long-term investments	—	(157)	—	(1,613)
Other	516	(1,230)	279	(1,421)
Income before taxes	61,163	25,221	220,526	44,623

Current income tax, withholding and other taxes expense	(26,448)	(6,975)	(89,180)	(14,233)
Deferred income tax expense	(18,679)	(5,853)	(36,549)	(3,290)
Net income for the period	$16,036	$12,393	$94,797	$27,100

Attributable to:
Shareholders of the Company	$10,598	$11,443	$87,886	$26,973
Non-controlling interests	5,438	950	6,911	127
Net income for the period	$16,036	$12,393	$94,797	$27,100

Earnings per share (attributable to shareholders of the Company)
Basic	$0.01	$0.01	$0.09	$0.03
Diluted	$0.01	$0.00	$0.07	$0.03

Weighted average number of common shares outstanding (in thousands)
Basic	988,795	978,680	985,226	975,246
Diluted	999,347	1,058,345	1,063,901	990,946

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30

(Expressed in thousands of United States dollars)

(Unaudited)

	For the three months ended Sept. 30, 2018	For the three months ended Sept. 30, 2017	For the nine months ended Sept. 30, 2018	For the nine months ended Sept. 30, 2017
Operating activities
Net income for the period	$16,036	$12,393	$94,797	$27,100
Mine restoration provisions settled	(98)	(231)	(326)	(255)
Non-cash charges, net	102,476	27,377	264,897	101,378
Changes in non-cash working capital	20,801	2,511	16,080	(22,814)
Proceeds from prepaid sales	—	—	—	30,000
Changes in long-term value added tax receivables	4,020	(278)	1,274	(6,015)
Cash provided by operating activities	143,235	41,772	376,722	129,394

Financing activities
Credit facility drawdowns, net of transaction costs	200,000	70,699	225,000	120,341
Repayment of credit facility	(25,000)	—	(175,000)	—
Equipment loan facilities, drawdowns net of transaction costs	—	14,199	28,848	51,331
Repayment of equipment loan facilities	(7,291)	(2,579)	(20,463)	(9,114)
Interest and commitment fees paid	(5,299)	(1,485)	(26,194)	(11,033)
Common shares issued for cash on exercise of stock options	5,550	1,869	15,457	25,068
Restricted cash movement	—	(849)	(1,379)	(6,948)
Other	(341)	(416)	(1,158)	(1,135)
Cash provided by financing activities	167,619	81,438	45,111	168,510

Investing activities
Expenditures on mining interests:
Fekola Mine, development and sustaining capital	(17,128)	(65,318)	(53,537)	(208,109)
Otjikoto Mine, development and sustaining capital	(11,747)	(20,881)	(41,379)	(36,088)
Masbate Mine, development and sustaining capital	(12,096)	(6,114)	(33,493)	(36,480)
Libertad Mine, development and sustaining capital	(2,568)	(5,868)	(12,608)	(18,137)
Limon Mine, development and sustaining capital	(4,082)	(4,541)	(17,285)	(10,976)
Gramalote Project, prefeasibility and exploration	(1,563)	(3,512)	(6,040)	(8,692)
Other exploration and development	(14,192)	(14,942)	(47,057)	(40,615)
Cash proceeds from sale of Lynn Lake royalty, net of transaction costs	—	—	—	6,593
Purchase of non-controlling interest	—	—	(2,500)	—
Other	878	(84)	808	(201)
Cash used by investing activities	(62,498)	(121,260)	(213,091)	(352,705)

Increase (decrease) in cash and cash equivalents	248,356	1,950	208,742	(54,801)

Effect of exchange rate changes on cash and cash equivalents	(467)	(434)	(1,369)	(161)
Cash and cash equivalents, beginning of period	106,952	88,193	147,468	144,671
Cash and cash equivalents, end of period	$354,841	$89,709	$354,841	$89,709

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars)

(Unaudited)

	As at September 30, 2018	As at December 31, 2017
Assets
Current
Cash and cash equivalents	$354,841	$147,468
Accounts receivable, prepaids and other	24,842	20,603
Value-added and other tax receivables	14,101	21,335
Inventories	223,782	206,445
	617,566	395,851

Long-term investments	6,035	9,744
Value-added tax receivables	22,113	22,318
Mining interests
Owned by subsidiaries	2,078,071	2,124,133
Investments in joint ventures	70,986	65,830
Other assets	40,773	39,848
Deferred income taxes	12,051	27,433
	$2,847,595	$2,685,157
Liabilities
Current
Accounts payable and accrued liabilities	$70,021	$95,092
Current income and other taxes payable	76,375	26,448
Current portion of derivative instruments at fair value	1,276	4,952
Current portion of long-term debt	289,174	302,630
Current portion of prepaid sales	45,000	60,000
Current portion of mine restoration provisions	2,349	1,819
Other current liabilities	1,447	3,603
	485,642	494,544
Long-term debt	457,756	399,551
Prepaid sales	—	30,000
Mine restoration provisions	99,046	96,627
Deferred income taxes	102,684	81,518
Employee benefits obligation	11,106	14,708
Other long-term liabilities	1,880	1,816
	1,158,114	1,118,764
Equity
Shareholders’ equity
Share capital
Issued: 989,609,160 common shares (Dec 31, 2017 – 980,932,908)	2,221,564	2,197,267
Contributed surplus	69,151	60,039
Accumulated other comprehensive loss	(144,273)	(94,294)
Deficit	(490,243)	(610,908)
	1,656,199	1,552,104
Non-controlling interests	33,282	14,289
	1,689,481	1,566,393
	$2,847,595	$2,685,157